Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3020

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces Increased Earnings for the three and six months ended June 30, 2014

Boca Raton, Fla. — July 29, 2014—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $2.0 million ($0.06 per share) for the three months ended June 30, 2014 which is a 13% increase compared to net income of $1.8 million ($0.05 per share) for the three months ended June 30, 2013. Net income for the six months ended June 30, 2014 was $4.7 million ($0.14 per share) which is a 38% increase compared to the $3.4 million ($0.10 per share) for the six months ended June 30, 2013.

Highlights for the three and six months ended June 30, 2014:

Merger

  1st United announced that it had entered into an Agreement and Plan of Merger (“Merger Agreement”) with Valley National Bancorp (“Valley”) providing for the acquisition of 1st United by Valley.

Financial Condition

  Total assets at June 30, 2014 were $1.70 billion, as compared to approximately $1.85 billion at December 31, 2013. During the six months ended June 30, 2014, 1st United increased net loans by $7.8 million comprised of loan originations and advances of $162.6 million and payments, offset by payoffs and resolutions of $154.5 million.

  Total deposits at June 30, 2014 were $1.39 billion, as compared to $1.55 billion at December 31, 2013 primarily a result of a customer deposit of $128.0 million received in December 2013 and withdrawn in January 2014 as well as normal customer activity. Non-interest bearing deposits were approximately 38% of total deposits at June 30, 2014 as compared to 34% of total deposits at December 31, 2013.

  Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at June 30, 2014 were 15.92%, 15.04% and 10.45%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Asset Quality

  Total non-performing assets were $27.8 million (1.63% of total assets) at June 30, 2014 compared to $31.5 million (1.81% of total assets) at March 31, 2014, a $3.8 million decrease. Total non-performing assets at December 31, 2013 were $34.4 million (1.87% of total assets).

  Excluding assets covered by FDIC loss share agreements, non-performing assets were $13.2 million (0.78% of total assets) at June 30, 2014 compared to $15.1 million (0.87% of total assets) at March 31, 2014.

  Included in the $27.8 million in non-performing assets at June 30, 2014 was $14.5 million of assets covered under loss share agreements as compared to $16.4 million of assets covered under loss share agreement at March 31, 2014.

  Classified loans (substandard and special mention) decreased slightly from $55.7 million at March 31, 2014 to $54.8 million at June 30, 2014. The change was due to resolutions, including sales, payoffs and transfers to other real estate owned, as well as credit upgrades of assets which have shown continued improvement.

Operating Results

Net income of $2.0 million for the three months ended June 30, 2014 was impacted by:

  The net interest margin was 4.85% for the quarter ended June 30, 2014. The margin was positively impacted by increased cash flows of assets covered under loss share agreements due to resolutions, including sales, payoffs and transfers to other real estate owned of $2.7 million or 71 basis points. Exclusive of this, 1st United’s margin would have been approximately 4.14% for the quarter.

  The provision for loan losses was $550,000 for the quarter ended June 30, 2014.

  Net gains on sales of other real estate of $437,000 were realized for the quarter ended June 30, 2014, with gains associated with the sale of assets covered under loss share agreements $427,000 during the quarter.

  A charge of approximately $2.3 million was recorded during the quarter related to the increased cash flows on the resolution, including sales, payoffs, transfers to other real estate owned and sale of other real estate owned, of assets covered under FDIC loss sharing agreements, which reduced the FDIC loss share receivable. This resulted in approximately $2.7 million of income during the quarter on resolved loans and $427,000 in gains on the sale of other real estate owned.

  Inclusive within non-interest expense were write-downs of $345,000 of other real estate owned to their fair values due to updated appraisals.

  During the quarter, 1st United incurred merger related expenses of $962,000 related to the pending acquisition of 1st United by Valley National Bancorp. Excluding these expenses, 1st United would have reported earnings per share for the quarter ended June 30, 2014 of approximately $0.09 per share.

Net income of $4.7 million for the six months ended June 30, 2014 was impacted by:

  The net interest margin was 4.91% for the six months ended June 30, 2014. The margin was positively impacted by increased cash flows of assets covered under loss share agreements due to resolutions, including sales, payoffs and transfers to other real estate owned of $5.5 million or 73 basis points. Exclusive of this, 1st United’s margin would have been approximately 4.18% for the six months ended June 30, 2014.

  The provision for loan losses was $883,000 for the six months ended June 30, 2014.

  Net gains on sales of other real estate of $651,000 were realized for the six months ended June 30, 2014, with gross gains associated with the sale of assets covered under loss share agreements $739,000 during the year.

  A charge of approximately $5.0 million was recorded during the six months related to the increased cash flows on the resolution, including sales, payoffs, transfers to other real estate owned and sale of other real estate owned, of assets covered under FDIC loss sharing agreements, which reduced the FDIC loss share receivable. This resulted in approximately $5.5 million of income during the six months on resolved loans and $739,000 in gains on the sale of other real estate owned.

  Inclusive within non-interest expense for the six months ended June 30, 2014 were write-downs of $590,000 of other real estate owned to their fair values due to updated appraisals.

  During the second quarter, 1st United incurred merger related expenses of $962,000 related to the pending acquisition of 1st United by Valley.

Merger Update

On May 8, 2014, 1st United entered into a Merger Agreement with Valley. Valley is headquartered in Wayne, New Jersey. Upon completion of the merger, the combined company will operate under the Valley name and brand. Integration planning commenced shortly after the announcement, and completion of the merger is expected to occur during the fourth quarter of 2014, subject to approval of the merger by 1st United’s shareholders and approval of an amendment to Valley’s Restated Certificate of Incorporation to increase the number of shares of authorized Valley common stock by Valley’s shareholders, regulatory approvals and other customary closing conditions.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which operates 21 branches in South and Central Florida, including Brevard, Broward, Hillsborough, Indian River, Miami-Dade, Orange, Palm Beach, and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3431. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Valley has filed a Registration Statement on Form S-4 that includes a joint proxy statement of 1st United and Valley and prospectus of Valley (the “Joint Proxy Statement/Prospectus”) with the U.S. Securities and Exchange Commission (the “Commission”), as well as other documents regarding the Merger. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement, including the Joint Proxy Statement/Prospectus, and other documents containing information about 1st United and Valley with the Commission at the Commission’s web site at www.sec.gov. These documents may also be accessed and downloaded for free at 1st United’s web site at http://www.1stunitedbankfl.com or by directing a request to John Marino, President, 1st United Bancorp, Inc., at One North Federal Highway, Boca Raton, Florida 33432, telephone (561) 616-3046 or at Valley’s web site at http://www.valleynationalbank.com/filings.html or by directing a request to Dianne M. Grenz, Executive Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-3380.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of 1st United or Valley. However, 1st United, Valley, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from 1st United’s shareholders in respect of the Merger and the solicitation of proxies from Valley’s shareholders in respect of the amendment to its certificate of incorporation to increase the authorized common shares by 100 million. Information regarding the directors and executive officers of 1st United may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders, which was filed with the Commission on April 17, 2014, as well as the Joint Proxy Statement/Prospectus and can be obtained free of charge from 1st United’s website. Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders, which was filed with the Commission on March 10, 2014 and can be obtained free of charge from Valley’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the Commission. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward Looking Statements

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those regarding the proposed Merger. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions. These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: failure to obtain shareholder or regulatory approval for the merger of 1st United with Valley or to satisfy other conditions to the Merger on the proposed terms and within the proposed timeframe; delays in closing the Merger; reaction to the Merger of 1st United’s customers and employees; the diversion of management’s time on issues relating to the Merger; the inability to realize expected cost savings and synergies from the merger of 1st United with Valley in the amounts or in the timeframe anticipated; changes in the estimate of non-recurring charges; costs or difficulties relating to integration matters might be greater than expected; changes in the stock price of Valley prior to closing; material adverse changes in Valley’s or 1st United’s operations or earnings; the inability to retain 1st United’s customers and employees; or a decline in the economy, mainly in New Jersey, New York and Florida, as well as the risk factors set forth in 1st United’s Annual Report on Form 10-K for the year ended December 31, 2013 and Valley’s Annual Report on Form 10-K for the year ended December 31, 2013. 1st United assumes no obligation for updating any such forward-looking statement at any time.

	For the three month period ended June 30,
	2014	2013
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$19,121	$20,546
Interest expense	836	898
Net interest income	18,285	19,648
Provision for loan losses	550	1,300
Net interest income after provision for loan losses	17,735	18,348

Net gains on sales of OREO	437	393
Net gains on sales of securities	—	609
Adjustment to FDIC loss share receivable	(2,324)	(4,922)
Other non-interest income	1,156	1,201
Total non-interest income	(731)	(2,719)

Salaries and employee benefits	6,120	6,028
Occupancy and equipment	2,062	1,969
Merger reorganization expense	962	128
Disposal of banking center	37	404
Other non-interest expense	4,033	4,299
Total non-interest expense	13,214	12,828

Income before taxes	3,790	2,801
Income tax expense	1,790	1,034
Net income	$2,000	$1,767

PER SHARE DATA
Basic and diluted earnings per share	$0.06	$0.05

SELECTED OPERATING RATIOS
Return on average assets	0.47%	0.45%
Return on average shareholders’ equity	3.36%	2.97%
Net interest margin	4.85%	5.79%

Average assets	$1,720,667	$1,572,022
Average shareholders’ equity	$238,827	$239,018

	For the six month period ended June 30,
	2014	2013
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$38,659	$38,266
Interest expense	1,693	1,889
Net interest income	36,966	36,377
Provision for loan losses	883	1,950
Net interest income after provision for loan losses	38,083	34,427

Net gains on sales of OREO	651	833
Net gains on sales of securities	—	732
Adjustment to FDIC loss share receivable	(4,972)	(7,741)
Other non-interest income	2,344	2,470
Total non-interest income	(1,977)	(3,706)

Salaries and employee benefits	12,677	12,227
Occupancy and equipment	4,083	3,938
Merger reorganization expense	962	128
Disposal of banking center	37	404
Other non-interest expense	8,356	8,607
Total non-interest expense	26,115	25,304

Income before taxes	7,991	5,417
Income tax expense	3,305	2,029
Net income	$4,686	$3,388

PER SHARE DATA
Basic and diluted earnings per share	$0.14	$0.10

SELECTED OPERATING RATIOS
Return on average assets	0.55%	0.44%
Return on average shareholders’ equity	3.99%	2.87%
Net interest margin	4.91%	5.45%

Average assets	$1,730,557	$1,561,740
Average shareholders’ equity	$236,919	$238,363

SELECT FINANCIAL DATA (unaudited)	June 30, 2014	December 31, 2013
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,698,887	$1,845,113
Gross loans	1,142,131	1,133,980
Allowance for loan losses	10,023	9,648
Net loans	1,132,414	1,124,571
Cash and cash equivalents	68,436	198,221
Securities available for sale	320,471	327,961
Other real estate owned	13,300	18,580
Goodwill and other intangible assets	67,417	67,798
FDIC loss share receivable	23,148	29,331
Deposits	1,392,818	1,547,913
Non-interest bearing deposits	529,047	526,311
Shareholders’ equity	240,738	230,108

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	14.17%	12.47%
Non-accrual and loans past due greater than 90 days loans/total loans	1.27%	1.40%
Allowance for loan losses/total loans	0.88%	0.85%
Allowance for loan losses/non-accrual loans	69.28%	60.92%
Leverage ratio	10.45%	9.66%
Tier 1 risk based capital	15.04%	14.61%
Total risk based capital	15.92%	15.47%
Book value per share	$6.98	$6.71
Number of shares of outstanding common stock	34,496,189	34,288,841